UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING						OMB APPROVAL
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(CHECK ONE)	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form N-SAR	SEC FILE NUMBER
001-08593

	For Period Ended:	March 31, 2004
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
Transition Report on Form 10-K
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Alpharma Inc.
Full Name of Registrant

Former Name if Applicable
One Executive Drive
Address of Principal Executive Office (Street and Number)
Fort Lee, New Jersey 07024
City, State and Zip Code
PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

As announced on May 6, 2004, the Registrant intends to restate its consolidated financial statements for the quarters ended March 31, June 30 and September 30, 2003 and for the year ended December 31, 2003. In connection with the restatement, the Registrant has been engaged in accumulating the facts leading to the Registrant's decision to restate its financial statement and, thereafter, in quantifying the effects of such restatement. These activities have been time-consuming and have led to a delay in completion of the consolidated financial statements as of and for the quarter ended March 31, 2004, which delay could not be avoided due to when the error that resulted in the restatement was identified. Therefore, the filing of the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 has been delayed. The registrant intends to file the report on or prior to May 14, 2004.

(Attach Extra Sheets if Needed)
PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert Wrobel (201) 228-5022

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). YES NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? YES NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Alpharma Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date:	May 10, 2004		By:	/s/ Matthew T. Farrell
Matthew T. Farrell Executive Vice President and Chief Financial Officer